Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-183963

September 18, 2012

Dear Client:

I am very pleased to advise you that on September 18, 2012, Silvercrest Asset Management Group Inc. (“SAMG”) filed a registration statement with the Securities and Exchange Commission for our initial public offering of shares of Class A common stock (the “IPO”). Enclosed is a copy of the registration statement with respect to the IPO, which we expect to complete before the end of 2012. We are very enthusiastic about this development and hope you share our enthusiasm. We have decided to pursue an IPO for a number of reasons, including our desire to give our large minority investor, Vulcan Wealth Management, LLC (“Vulcan”), an orderly exit from its investment in Silvercrest made over five years ago.

Under the Investment Advisers Act of 1940, the sale by Vulcan of its limited partnership interests in Silvercrest L.P. and its limited liability company interests in Silvercrest GP LLC to SAMG may be considered an assignment of your investment advisory agreement which provides that it may not be assigned without your consent. The Vulcan sale also may be considered an assignment of the investment advisory agreements between Silvercrest Asset Management Group LLC (“Silvercrest”) and Silvercrest-managed investment vehicle(s) in which you are an investor (each, a “Fund” and collectively, the “Funds”). Accordingly, we are asking for your consent to the assignment of your investment advisory contract and the investment advisory agreements for the Funds, effective on the closing of the IPO.

You may indicate your consent to the assignment of your investment advisory agreement and the assignment of the investment advisory agreements for the Funds by signing the enclosed consent form and returning it to us at your earliest convenience, but in no event later than November 2, 2012. If we do not receive your written consent (or notice in writing to the contrary) within forty-five (45) days after the date of this letter, and you continue to accept services under your investment advisory agreement with Silvercrest, you will be deemed to have consented to the assignment of your investment advisory agreement. If you have more than one account, your consent will apply to all of your accounts. Furthermore, with respect to any Fund, if we do not receive your written consent (or notice in writing to the contrary) and you otherwise have not elected to fully redeem your investment in the Fund during this period, you will be deemed to have consented to the assignment of the Fund’s investment advisory agreement.

SILVERCREST ASSET MANAGEMENT GROUP LLC

1330 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10019 • (212) 649-0600

WWW.SILVERCRESTGROUP.COM

If you notify us in writing that you do not consent to the assignment of your investment advisory agreement and the assignment of the investment advisory agreements for the Funds, we will contact you to discuss the termination of your account effective on the closing of the IPO, and a right to fully redeem your Fund investments consistent with the notification and other liquidity provisions of the governing documents of the respective Funds (except that any lock-up provision and/or early withdrawal or redemption fee or similar payment would be waived).

We may choose to delay the IPO or not pursue it at all. In such event, we will promptly notify you in writing and the issue of your consent and any special right to redeem will become moot.

The IPO will not change our approach to the business of serving our clients. We remain committed to giving our clients a high level of performance coupled with a high level of personal service. Please do not hesitate to contact us if you have any questions about this letter or about the IPO generally.

Very truly yours,

G. Moffett Cochran

Enclosure

By signing below, you acknowledge your understanding of the above, and the following additional information about Silvercrest. Currently, Silvercrest is owned by Silvercrest L.P., the general partner of which is Silvercrest GP LLC. The limited partners of Silvercrest L.P. and members of Silvercrest GP LLC are its founders, other Silvercrest principals and Vulcan, which owns 25.8% of the limited partnership interests of Silvercrest L.P. and of the limited liability company interests in Silvercrest GP LLC. A portion of the IPO proceeds will be used by SAMG to purchase Vulcan’s entire interest, as well as up to 10% of the limited partnership interests in Silvercrest LP and the limited liability company interests in Silvercrest GP LLC of certain Silvercrest principals. Immediately prior to the pricing of the IPO, SAMG will replace Silvercrest GP LLC as the general partner of Silvercrest L.P.

Acknowledged, Consented and Agreed:

Name of Client:

Signature:

Print Name:

Date:

Please fax a copy of this consent form to the attention of David Campbell at 212-649-0625, and mail the original to David Campbell, Silvercrest Asset Management Group LLC, 1330 Avenue of the Americas, 38th Floor, New York, NY 10019. Thank you for your cooperation.

SAMG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents SAMG has filed with the SEC for more complete information about SAMG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, SAMG, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 805-4128.